EXHIBIT 99.1

Aleafia Health Reports Record Revenue in Q2 2019, 159% Q/Q Revenue Increase

  Q/Q sale of cannabis revenues increase 377%
  Q/Q gross profit increases to $2.9M from -$0.1M in previous quarter
  Q/Q expenses decrease 41%
  Adjusted EBITDA improves to loss of $2.7 million
  Strong balance sheet with $58M cash on hand
  8,861 registered patients at August 13, 2019, from 6,959 at June 30, 2019
  Over 65,000 clinic patients seen to date

TORONTO , Aug. 14, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) is pleased to provide a corporate update and report its Second Quarter 2019 financial results for the period ended June 30, 2019. Aleafia Health has filed its consolidated financial statements and related management’s discussion and analysis, both of which are available on Aleafia Health’s profile at www.SEDAR.com.  All financial information in this press release is reported in Canadian dollars, unless otherwise indicated.

MANAGEMENT COMMENTARY

“The foundation that our team has built over the last year is now beginning to prove its worth as we report marked improvements with record revenue generated, significant cost reductions and a growing base of active, registered medical cannabis patients,” said Aleafia Health CEO Geoffrey Benic. “And despite these substantial improvements, there remains a tremendous amount of room to grow. Leveraging our global distribution platform, brands and data-driven production expertise requires a significant increase in cannabis supply and extraction capacity. This has been the strategy we have executed on since day one and 2019 will see this objective become reality.”

“We will continue moving at the pace that has brought our incredibly young company, even by the standards of the cannabis industry, from pre-revenue a year ago to the results we’ve achieved today,” Benic added. “The best is yet to come.”

SECOND QUARTER 2019 HIGHLIGHTS

Financial Results	Q2 2019 ($’000s)	Q1 2019 ($’000s)	Q/Q% change
Gross Revenue	$3,951	$1,525	159%
Net Revenue[1]	$3,839	$1,525	152%
Sale of Cannabis Revenue	$2,532	$531	377%
Clinics Revenue[2]	$1,419	$994	43%
Gross Profit (loss)	$2,900	$(58)	n/a
Adjusted EBITDA[3] (loss)	$(2,682)	$(4,745)	-43%
  Net revenue represents gross revenue, less excise taxes
  Combined research and consultation revenue
  These terms and non-IFRS measures are defined or reconciled in Aleafia Health’s Q2 2019 MD&A

Record Revenue: Aleafia Health reported record revenue of approximately $4.0 million, an increase of 159% over the previous quarter. Revenue growth was primarily attributed to a robust increase in adult-use cannabis product sales, along with a 43% increase in clinic revenue.

Continued Cost Reductions: Wages, sales, general and administrative expenses were limited to approximately $4.3 million. Total expenses, including one-time, non-cash and cash transaction fees were approximately $12.1 million, a 41% decrease from the previous quarter. Adjusted EBITDA improved by 43% over the previous quarter, to a loss of $2.7 million. The significant reduction in expenditures, which is a continued business priority, was driven by operational synergies following the Emblem acquisition, including a duplicative head-count reduction.

Robust Cash Position: The Company significantly strengthened its balance sheet and reduced capital risk, with approximately $58.0 million cash on hand at June 30, 2019, compared to approximately $36.8 million at March 31, 2019.

Growth in Registered Patients: The Company’s wholly owned subsidiary Emblem Cannabis Corporation had 6,959 active, registered medical cannabis patients at June 30, 2019, which subsequently increased to 8,861 at August 13, 2019, the highest number yet recorded. This is in addition to the over 65,000 clinic patients seen to date at the national network of medical cannabis clinics and education centres. The Company believes it is well positioned to capture increased market share of medical cannabis sales due its unique, integrated health and wellness ecosystem including clinics.

	June 30, 2019	Aug 13, 2019	% Change
Active, Registered Medical Patients	6,959	8,861	27%

International Market Access to EU and Australia: During the reporting period, Aleafia Health made significant inroads to Australia and Germany, two major high-income medical cannabis markets. The Company successfully secured export and import permits allowing for its first international product shipment to be distributed by strategic Australian partner CannaPacific. On April 11, 2019, the Company announced that it made an increased investment in CannaPacific by the purchase of AU $540,000 worth of ordinary shares to maintain the Company’s 10 per cent stake, following CannaPacific’s successful acquisition of a 108,000 sq. ft. greenhouse for cannabis cultivation in New South Wales, Australia.

The Company announced on May 6, 2019, its entrance into the German medical cannabis market by expanding the scope of Emblem’s joint venture with German pharmaceutical wholesaler and logistics company Acnos Pharma GmbH (“Acnos”). The Company owns 60 per cent of the JV, and will leverage Acnos’ supply chain network, including access to approximately 20,000 pharmacies and 110 distribution centres in the world’s largest medical cannabis market.

Launching 1.1 million sq. ft. Outdoor Grow Facility: On June 10, 2019, the Company announced that it had received its Licence Amendment allowing for outdoor cultivation at its Port Perry facility. Subsequent to the reporting period, the Company received an additional Licence Amendment allowing for outdoor cultivation at the entire 1.1 million sq. ft. facility. The Company completed planting what is, to its knowledge, the first legal, large-scale outdoor cannabis crop in Canadian history, only days after receiving regulatory approval.

Growth in Emerging Retail Operations: During the reporting period, OnePlant (Retail) Corp. (“OnePlant”), the cannabis retail joint-venture which Aleafia Health owns a 9.9% equity stake in, entered into agreements (the “Retail Agreements”) with one of the 25 Cannabis Retail Licence Operators in the Province of Ontario. Under the terms of the agreements, OnePlant will provide certain management services and financing in connection with the Ontario retail cannabis store, which is currently open in Ajax, Ontario operating under the business name Smok.

Additionally, Aleafia Health indirectly owns an interest in, and has a supply agreement with, a leading cannabis retailer Fire & Flower.

Licencing Agreements for California Cannabis Brands: During the reporting period, Aleafia Health’s majority-owned subsidiary, Flying High Brands Inc, entered into exclusive, definitive Licencing & Distribution Agreements (the “Brand Agreements”) with four California-based cannabis companies representing over 100 product skus across a wide variety of consumer formats in the edible, topical and extract categories.

The Brand Agreements provide the exclusive rights to the formulas, production and packaging technologies to produce, market and sell the California brands in Canada in exchange for royalties paid on product sales. The Company will provide further updates on the brand portfolio as the legalization of new products approaches. The Company is in compliance with applicable laws in the jurisdictions in which it operates.

$40M Capital Raise: During the reporting period, the Company closed a public offering of convertible debenture units for aggregate gross proceeds of $40,250,000. The Offering was led by Mackie Research Capital Corporation and BMO Capital Markets, and included Canaccord Genuity Corp. The financing strengthened the Company’s balance sheet while allowing for further international expansion.

OPERATIONAL UPDATE & OUTLOOK

Port Perry Outdoor: The 1.1 million sq. ft. Port Perry Outdoor Grow facility is now fully licensed and operational. The 2019 crop is progressing well, with plants this week entering the beginning of the flowering stage. All cultivation and security infrastructure is complete, and the Company is also constructing a building on-site dedicated to drying of harvested cannabis flower. The new drying building is expected to be complete in September 2019, to be utilized for the year’s outdoor crop harvest.

Niagara Greenhouse: The Cultivation Licence application for the Company’s modern, automated Niagara Greenhouse in Grimsby, Ont. is now officially under review by Health Canada. The greenhouse is built under the Dutch Hybrid design and features a moving container bench system which allows for a perpetual, year-round harvest and stable inventory management.

Paris Processing Facility: All extraction and packaging machinery for the Phase II expansion of the Paris Processing Facility has been ordered and installation will commence this month. The Phase II expansion includes space dedicated to the production of new formats that will become legal following Health Canada’s updated regulations, which take effect in October 2019. The Company made a number of operational improvements to the Phase I facility leading to decreased production costs, including using new machinery and processes for both packaging and labeling.

Strong Compliance Record: The Company prioritizes growth while remaining compliant, with a strong record at its Health Canada regulated production facilities. In addition, the Company continues boasts a strong Board with Directors who have led major public sector organizations and served in the Cabinet of Canada’s federal government.

FoliEdge Academy: Aleafia Health’s cloud-based cannabis education and certification platform, FoliEdge Academy, has seen four of five courses pass the testing and peer-review stages, with the fifth course undergoing this process currently. All courses are expected to be launched in Q3 2019. The Company is currently engaged in discussions with a variety of Canadian and international academic institutions, along with large corporations and healthcare associations.

FoliEdge Academy also forms an important of Aleafia Health’s cannabis health and wellness ecosystem. Clinic patients and registered patients will soon access the unique, proprietary courses, as will the patients of strategic international partners.

CONFERENCE CALL

Date:   August 14, 2019

Time:   8:30 a.m. EDT

USA/Canada Toll-Free Participant Call-in: (866) 679-9046; Passcode: 5397767

International Toll-Free Participant Call-in: (409) 217-8323; Passcode: 5397767

Webcast Link: https://edge.media-server.com/mmc/p/igyctg4o

This conference call will be webcast live over the internet and can be accessed through the link provided above.  Audio of the call will be available to participants through both the conference call line and webcast; however, the presentation may only be viewed via the webcast. Participants who miss the live call can view a replay at any time via the link provided.

For Investor and Media Relations, please contact:

Nicholas Bergamini, VP Investor Relations
1-833-TSX-ALEF (879-2533)
IR@AleafiaHealth.com
LEARN MORE: www.AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation facilities, two of which are licensed and operational including the first large-scale, operational outdoor cultivation facility in Canadian history. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators and has international operations in three continents.

Innovation is at the heart of Aleafia Health’s competitive advantage. The Company maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness-specific product development and its highly differentiated education platform FoliEdge Academy. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange prior to graduation to the TSX.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks contained in the Company’s annual information form filed with Canadian securities regulators available on the Company’s SEDAR profile at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake any obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation. This press release includes certain measures which have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) such as Adjusted EBITDA. Adjusted EBITDA does not measure performance under IFRS and should not be considered in isolation or as a substitute for net and comprehensive income or loss prepared in accordance with IFRS or as a measure of operating performance or profitability.